May 11, 2007
Via EDGAR and Facsimile

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Larry Spirgel Assistant Director, Division of Corporation Finance

Re:	Skilled Healthcare Group, Inc. Registration Statement on Form S-1 (Registration No. 333-137897)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Credit Suisse Securities (USA) LLC, UBS Securities LLC and Banc of America Securities LLC, as the representatives of the several underwriters (the “Representatives”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby join in the request of Skilled Healthcare Group, Inc. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective by 9:00 a.m., Eastern Time, on May 14, 2007, or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on April 27, 2007:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	29,690
      The Representatives confirm that they have complied with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934.

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC
By:	/s/ Robert A. Kobre
	Name:	Robert A. Kobre
	Title:	Managing Director

UBS SECURITIES LLC
By:	/s/ Jon Santemma
	Name:	Jon Santemma
	Title:	Managing Director

By:	/s/ Keith Lockwood
	Name:	Keith Lockwood
	Title:	Executive Director

BANC OF AMERICA SECURITIES LLC
By:	/s/ Thomas M. Morrison
	Name:	Thomas M. Morrison
	Title:	Managing Director